UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 001-16565

                                              000-33269

Accenture Ltd

(Exact name of registrant as specified in its charter)

Canon’s Court

22 Victoria Street

Hamilton HM12, Bermuda

(441) 296-8262

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Shares, par value US$0.0000225

Class X Common Shares, par value US$0.0000225

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports*:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Shares, par value US$0.0000225: 1

Class X Common Shares, par value US$0.0000225: 0

Pursuant to the requirements of the Securities Exchange Act of the 1934, Accenture Ltd has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 11, 2009	By:	/s/ Douglas G. Scrivner
Name: Douglas G. Scrivner
Title: General Counsel and Secretary

*	This Form 15 relates solely to the reporting obligations of Accenture Ltd, which is a wholly owned subsidiary of Accenture plc, under the Securities Exchange Act of 1934 (“Exchange Act”) and does not affect the reporting obligations of Accenture plc as its successor issuer under the Exchange Act.